[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation Amendment No. 2 to Registration Statement on Form S-4 Response dated September 3, 2024 File No. 333-278812

Dear Messrs. Henderson, Thomas, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing the response set forth below to the comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated September 20, 2024, with respect to the above-referenced response, dated September 3, 2024, regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Response Dated September 3, 2024

Amendment No. 2 to Registration Statement on Form S-4

Recent Developments

Discover Card Misclassification, page 17

1.	We note the response to prior comment 3 discussing the control deficiencies identified in connection with Discover’s card product misclassification matter. Please respond to the following:

•

The response indicates that Discover management determined that there was a “design deficiency in internal controls over financial reporting in that Discover did not have a control to review that cards issued by Discover Bank were appropriately tiered in compliance with the Program Documents.” Please clarify if only a single design deficiency was identified, and if the deficiency relates to all cards issued and the tiering of such cards. If so, please provide additional information to support Discover’s conclusion or otherwise explain in further detail all the control deficiencies identified.

U.S. Securities and Exchange Commission

October 24, 2024

•

The evaluation of the control deficiency does not discuss (i) the potential magnitude of the error, as it appears Discover’s analysis is primarily focused on the actual size of the errors identified and (ii) the consideration of qualitative factors in evaluating the severity of the control deficiency. Please provide us with an analysis that considers these components.

•

The response indicates that there are other mitigating factors and compensating controls that could identify and prevent a material misstatement in the merchant discount and interchange revenue line item. Please provide a detailed response describing these controls including the level of precision at which they operate.

•

Please tell us whether Discover’s Independent Registered Public Accounting Firm evaluated the assessment of the severity of the control deficiency and if so, explain whether they agree with the assessment and conclusions reached.

•

Please provide us with a detailed analysis as to how Discover evaluated whether a deficiency exists within the entity level control components of the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013) such as risk assessment, monitoring, etc.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in its letter, dated as of the date hereof, responding to the comments of the Staff set forth in its letter, dated September 20, 2024, with respect to Discover’s Form 10-K for the year ended December 31, 2023 (File No. 001-33378). By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. §200.83).

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If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz